

January 27, 2010

By U.S. Mail and Facsimile to: (570) 662-8512

Mickey L. Jones
Citizens Financial Services, Inc.
15 South Main Street
Mansfield, PA 16933

> **Re:** **Citizens Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-13222**

Dear Mr. Jones:

We have reviewed your filings and your response letter dated January 8, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1.   The certifications filed as exhibits to your Form 10-K/A filed January 8, 2010 continue to contain modifications to the form set forth in Item 601(b)(31) of Regulation S-K. For instance, when identifying the certifying individual at the beginning of the certification, you should not include his or her title. Please confirm that any certifications you file in the future will be in the appropriate form.

Form 10-Q for Quarterly Period Ended September 30, 2009

Management's Discussion and Analysis

Allowance for Loan Losses, page 27

2.   We note your response to our previous comment 2 in our letter dated December 31, 2009. Please provide us with your proposed disclosures.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney